SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 4)*

Horizon Global Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44052W104
(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.
Atlas FRM LLC
100 Northfield Street
Greenwich, Connecticut 06830
Telephone: (203) 622-9138
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Steven A. Seidman, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

March 11, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44052W104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

CUSIP No. 44052W104	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.92%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed on November 30, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on December 26, 2018 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on January 2, 2019 (“Amendment No. 2”) and Amendment No. 3 to the Schedule 13D filed on January 22, 2019 (“Amendment No. 3” and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to common shares, par value $0.01 per share (“Common Stock”), of Horizon Global Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

On March 11, 2019, Lapetus Capital II LLC (“Lapetus”) delivered a nomination notice (the “Nomination Notice”) to the Issuer which is attached as Exhibit 99.2 to this Schedule 13D, nominating two highly qualified individuals, Frederick A. Henderson and Jeffrey E. Kirt (collectively, the “Nominees”), for election to the Board at the Issuer’s 2019 annual meeting of stockholders (the “Annual Meeting”).

The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets that will make them valuable additions to the Board.

The Reporting Persons have engaged, and may continue to engage, in discussions with the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

The Nomination Notice also includes a notice to the Issuer that the Reporting Persons intend to submit, for a stockholder vote at the Annual Meeting, a resolution that would repeal any provision of the Bylaws of the Issuer in effect at the time of the Annual Meeting that was not included in the Bylaws of the Issuer in effect as of March 11, 2019 and as publicly filed with the Securities and Exchange Commission (the “SEC”) prior to March 11, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended to include the following:

On March 11, 2019, Atlas FRM LLC, an affiliate of the Reporting Persons (“Atlas”), entered into Nomination Agreements with Frederick A. Henderson and Jeffrey E. Kirt (the “Nomination Agreements”). Pursuant to such agreements, Atlas has agreed to indemnify Mr. Henderson and Mr. Kirt for certain potential claims in connection with their standing as candidates for election to the Board. Atlas has also agreed to reimburse Mr. Henderson and Mr. Kirt for reasonable and documented out-of-pocket travel and related expenses, subject to a certain cap, incurred by Mr. Henderson and Mr. Kirt in connection with their service as a Nominee. The foregoing description of the Nomination Agreements is not complete and is qualified in its entirety by reference to the Nomination Agreements attached as Exhibit 99.3 and Exhibit 99.4 to this Schedule 13D, which are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Item 7 of this Schedule 13D is hereby amended to add the following exhibits:
99.2	Nomination Notice, dated as of March 11, 2019
99.3	Nomination Agreement, dated as of March 11, 2019, between Atlas and Frederick A. Henderson
99.4	Nomination Agreement, dated as of March 11, 2019, between Atlas and Jeffrey E. Kirt

[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2019	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: March 13, 2019	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: March 13, 2019	Atlas Capital GP II LP
By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: March 13, 2019	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: March 13, 2019		/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: March 13, 2019		/s/ Timothy J. Fazio
Timothy J. Fazio